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                             December 16, 2021

       Steve Carchedi
       Chief Executive Officer
       Allarity Therapeutics, Inc.
       210 Broadway, Suite 201
       Cambridge, MA 02139

                                                        Re: Allarity
Therapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 6,
2021
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 15,
2021
                                                            File No. 333-259484

       Dear Mr. Carchedi:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Business
       Out-License Agreement with SMERUD, page 172

   1. We note your disclosure here and on page 89 that Smerud must obtain funding for the clinical trials by
December 31, 2021. We also note, however, that you state elsewhere, including on pages 91,
148 and 159 that Smerud must obtain funding for the clinical trials by October, 2021.
Please revise to reconcile your disclosure or advise.

                                                        Additionally, please
revise your disclosure on pages 169 and 172 with respect to your agreements with Eisai
and Smerud to reference the most recent amendments you have
 Steve Carchedi
Allarity Therapeutics, Inc.
December 16, 2021
Page 2
       made to these agreements in August 2021 and October 2021, respectively, which are also included as Exhibits 10.12 and 10.13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameSteve Carchedi
                                                           Division of
Corporation Finance
Comapany NameAllarity Therapeutics, Inc.
                                                           Office of Life
Sciences
December 16, 2021 Page 2
cc:       Scott E. Bartel, Esq.
FirstName LastName